SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND ELEVENTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná, with the presence of the Board members via video conferencing. 2. DATE: February 10, 2021 - 8:30 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and VICTÓRIA BARALDI MENDES BATISTA - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	received information on the cyberattack against Copel’s systems and the Contingency Plan implemented;
II.	received information and discussed the matter related to the Company’s financial scenario and budget execution;
III.	unanimously resolved, after having received a report of the Statutory Audit Committee, to ratify the result of the bidding process, and authorize the contracting of independent external audit services for 2021;
IV.	unanimously resolved, after having received a report of the Statutory Audit Committee, to approve the execution of a Build to Suit (BTS) lease agreement with Fundação Copel;
V.	received information on the planning of the Business Development Office for 2021 and discussed the matter;
VI.	received update information on F.D.A. Geração de Energia Elétrica S.A.;
VII.	received and discussed the proposal to review the targets of the Budget and the 2021 Performance Award (PPD);
VIII.	received updated information on the Arbitration Proceeding pending with Companhia de Energias Renováveis - CER;
IX.	received updated information on the operation and management of UEG Araucária S.A.;
X.	received information on the development of the External Audit’s work (Deloitte), including the 2020 internal controls;
XI.	discussed on the responsibilities and agendas of the new Committees;
XII.	discussed on the annual agenda of the Board of Directors;
XIII.	received a report from the Company’s Statutory Audit Committee on various matters and discussed the topics;
XIV.	received a report from the Chief Executive Officer on various corporate subjects and discussed the matters; and
XV.	held the Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and VICTÓRIA BARALDI MENDES BATISTA - Secretary.

This is a free translation of the summary of the minutes of Copel’s 211th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 11.

VICTÓRIA BARALDI MENDES BATISTA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 11, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.